UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number          001-14905

Burlington Northern Santa Fe

Investment and Retirement Plan

2650 Lou Menk Drive

Fort Worth, Texas 76131-2830

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

*	All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Burlington Northern Santa Fe Investment and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Burlington Northern Santa Fe Investment and Retirement Plan (the Plan) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WHITLEY PENN LLP

Fort Worth, Texas
June 20, 2016

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	As of December 31,
	2015		2014

ASSETS

Investments, at fair value:

Investment in BNSF 401(k) Plans Master Trust (Note 4)	$1,406,303	*	$1,455,077	*

Receivables

Notes receivable from participants	29,424		27,551

Total assets	1,435,727		1,482,628

LIABILITIES

Contributions owed to participants	27		2

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,435,700		1,482,626

Adjustment from fair value to contract value for interest in BNSF 401(k) Plans Master Trust relating to fully benefit-responsive investment contracts (Note 4)	(3,327)		(5,494)

NET ASSETS AVAILABLE FOR BENEFITS	$1,432,373		$1,477,132

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2015

Additions to net assets:

Plan interest in BNSF 401(k) Plans Master Trust investment depreciation (Note 4)	$(21,465)

Interest income from notes receivable from participants	1,184

Contributions:

Employer	24,809

Participant	56,592

Total contributions	81,401

Total additions to net assets	61,120

Deductions from net assets:

Benefit payments to participants	104,019

Asset transfers to other plans, net	1,856

Administrative expenses	4

Total deductions from net assets	105,879

Net decrease in net assets	(44,759)

Net assets available for benefits:

Beginning of year	1,477,132

End of year	$1,432,373

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Burlington Northern Santa Fe Investment and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is to offer eligible employees of Burlington Northern Santa Fe, LLC and certain affiliated companies (collectively BNSF) an opportunity to invest a portion of their income on a regular basis through payroll deductions. These amounts, supplemented by BNSF’s matching contributions, may be invested at the participant’s direction in various investment funds.

Administration

The Plan is administered by BNSF’s Vice President and Chief Human Resources Officer. Vanguard Fiduciary Trust Company (the Trustee) is responsible for the custody and management of the Plan’s assets, and an affiliate of the Trustee provides recordkeeping services to the Plan. BNSF’s Employee Benefits Committee is responsible for appointing and removing the Trustee, specifying the investment options available under the Plan (if not otherwise mandated by the Plan), and reviewing benefit claims appeals.

Master Trust

The Plan participates in the BNSF 401(k) Plans Master Trust (the Master Trust) and, along with the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Non-Salaried Plan), owns a percentage of the assets in the Master Trust.

Eligibility

Effective October 1, 2015, any salaried employee, except a non-resident alien, of BNSF who is not subject to a collective bargaining agreement, is eligible to participate in the Plan immediately upon hire.

Also effective October 1, 2015, the Plan provides for the automatic enrollment of employees who become newly eligible to participate in the Plan. For employees already eligible, they may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Compensation, as generally defined under the Plan, is the total of base salary, commissions and Incentive Compensation Plan bonuses. The Plan provides that the annual compensation of each employee taken into account under the Plan for any year may not exceed a limitation pursuant to requirements of the Internal Revenue Code (IRC). During 2015, the limitation was $265 thousand.

The maximum limitation on combined total before-tax and after-tax employee contributions (other than catch-up contributions) is 25% of a participant’s base salary, commissions and Incentive Compensation Plan bonus award with separate elections for each, not to exceed certain limits as described in the Plan document. All employee-elected contributions are made by means of regular payroll deductions.

BNSF matches 75% of the first 6% of employee-elected before-tax contributions and/or Roth contributions for each pay period. BNSF matching contributions are made in cash, as soon as practicable after the end of each pay period, within ERISA-regulated limits.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

During the 2015 Plan year, in accordance with the provisions of the IRC, no participant could elect more than $24 thousand in before-tax and/or Roth after-tax contributions, which included a $6 thousand limit for catch-up contributions for participants age 50 or older before the close of the Plan year. This limitation does not include BNSF’s matching contributions. In addition, the Plan provides that annual contributions for highly-compensated employees (as defined by the IRC) may be limited based on the average rate of contributions for lower-compensated employees. In no event may the total of employee-elected pre-tax contributions, employee after-tax contributions, and BNSF’s matching contributions exceed the lesser of $53 thousand ($59 thousand including catch-up contributions) or 100% of a participant’s compensation, as defined in IRC Section 415(c)(3), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, BNSF’s matching contributions, interest, dividends and gains and losses attributable to such contributions. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Participants may direct the investment of their account balances into investment options offered by the Plan. The Plan offers a company stock fund (the Company Stock Fund) which consists of Berkshire Hathaway Inc. (Berkshire) Class B common stock (BNSF is a wholly-owned, indirect subsidiary of Berkshire), nine mutual funds, thirteen common / collective trusts and a stable value fund as investment options for participants, all of which are held by the Master Trust.

Participants may allocate both elective and employer matching contributions to any or all of the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another on a daily basis within certain guidelines as described in the Plan document and the relevant investment prospectus.

No investment election or interfund transfer may result in the investment of more than 20% of the value of a participant’s account in the Company Stock Fund. Investment election funds that exceed the 20% limit are invested in a target retirement trust designed for investors planning to retire on a date closest to the participant’s 65th birthday.

Vesting

Participants are immediately vested in their elective contributions plus any income or loss thereon. BNSF matching contributions become fully vested in accordance with the following schedule:

Number of Years of Vesting Service*	Vested Percentage

Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

*  The term “Vesting Service” is defined as the number of plan years in which the participant is compensated for at least 1,000 hours of work by BNSF, in any capacity.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance. Participants may have up to two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan account. Loan terms can be up to five years, or fifteen years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1%. Interest rates on loans outstanding as of December 31, 2015, range from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions for active employees.

Benefit Payments to Participants

Subject to certain Plan and IRC restrictions, a participant may, at any time, elect to withdraw all or a specified portion of the value of the participant’s account in the Plan, including vested BNSF matching contributions. Both the Plan and the IRC allow a participant who has not attained age 59  1⁄2 to withdraw the participant’s pre-tax and Roth after-tax contributions only in the event of hardship (as defined in the Plan). Earnings on pre-tax contributions credited after December 31, 1988, are not available for withdrawal for hardship.

No distribution from the Plan, unless in the event of hardship or attainment of age 59  1⁄2, will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary), becomes disabled or otherwise terminates employment with BNSF.

By law, a distribution of benefits must occur or commence no later than April 1 of the calendar year following the later of the year when a participant attains age 70  1⁄2 or retires. In the event of the death of a participant, the participant’s account is distributed to his beneficiary. Immediate lump-sum distributions are required in the case of accounts valued at up to $5 thousand. Mandatory lump-sum distributions which are greater than $1 thousand will be transferred to an individual retirement account for the benefit of the participant unless the participant elects to receive the distribution directly or roll-over the distribution into another eligible retirement plan.

Forfeited Accounts

The Plan provides for the forfeiture of nonvested BNSF matching contributions related to terminated employees. Forfeitures shall be used in the following order (as described by the Plan document):

-	First, to restore previously forfeited amounts of other participants who have resumed employment with BNSF;
-	Second, to offset future BNSF matching contributions; and
-	Finally, to pay administrative expenses of the Plan.

Forfeitures used were $239 thousand in 2015. At December 31, 2015 and 2014, unused forfeited balances totaled $8 thousand and $4 thousand, respectively.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. BNSF matching contributions may be discontinued and participation by BNSF in the Plan may be terminated at any time at the election of BNSF. In the event the Plan is terminated, each participant shall receive the full amount of Plan assets in their respective accounts.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. The Plan provides for an individual account for each participating employee. Plan benefits are based solely on the amount contributed to the participating employee’s account plus any income, expenses, gains and losses attributed to such account. Consequently, Plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Berkshire’s Class B common stock allocated to the participant’s account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Authoritative accounting guidance requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted withdrawal transaction under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation or depreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

Risks and Uncertainties

The Plan provides for various investment options in a variety of stocks, mutual funds, common / collective trusts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.

Benefit Payments to Participants

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. ASU 2015-07 is effective for public entities for reporting periods beginning after December 15, 2015 and should be applied retrospectively. BNSF is currently evaluating the effect this standard will have on the Plan’s financial statements.

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) (“ASU 2015-12”). Part I of ASU 2015-12 designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II of ASU 2015-12 requires that investments of employee benefit plans be grouped only by general type. In addition, it eliminates the requirement to disclose the net appreciation or depreciation in fair value of investments by general type, as well as the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. Part III of ASU 2015-12 provides a practical expedient to permit plans to measure its investments and investment related accounts as of a month end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. ASU 2015-12 is effective for reporting periods beginning after December 15, 2015. Part I and Part II should be applied retrospectively, and Part III should be applied prospectively. BNSF is currently evaluating the effect that Part I and Part II of this standard will have on the Plan’s financial statements. Part III is not applicable.

NOTE 3 – VALUATION

Various inputs are used to determine the fair value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices for identical assets or liabilities in active markets that BNSF has the ability to access at the measurement date.

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs are observable market data.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

The Plan’s investment in the Master Trust is stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the specific interest that each plan has in the underlying participant-directed investment options. The investments held by the Master Trust are valued as follows: (1) Investments in registered investment companies are valued at the quoted net asset value of the respective investment company. Net asset value is considered a Level 1 input if redemptions at this value are available to all shareholders without restriction. (2) Alternative guaranteed investment contracts (GICs) are made up of synthetic GICs and separate account GICs (collectively, alternative GICs). Individual assets of the alternative GICs are valued at representative quoted market prices which are considered a Level 2 input. The fair value of the wrap contract for the alternative GIC is determined through the market value of the underlying assets plus or minus any adjustments estimated through a rebidding process which is also a Level 2 input. (3) The Company Stock Fund is valued using a quoted active market price which is considered a Level 1 input. (4) The fair value of a traditional GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations which is considered a Level 2 input. (5) Common / collective trusts are valued at the calculated net asset value of the respective investment entity. Although these trusts are not publicly traded and are considered a Level 2 input, the underlying assets are publicly traded on exchanges and price quotes for the assets held by these trusts are readily available.

The following table summarizes the Plan’s investments as of December 31, 2015, based on the valuation inputs (in thousands):

	Total	Level 1 Inputs	Level 2 Inputs
Registered investment companies:
Index funds	$267,715	$267,715	$–
Growth funds	73,282	73,282	–
Value fund	100,776	100,776	–
Balanced fund	105,793	105,793	–
Blend fund	49,114	49,114	–
Bond fund	9,108	9,108	–

Total registered investment companies	605,788	605,788	–

Common / Collective Trusts	379,936	–	379,936
Traditional GICs	10,165	–	10,165
Alternative GICs	251,452	–	251,452
Company Stock Fund	146,516	146,516	–
Cash and cash equivalents	12,446	12,446	–

Total	$1,406,303	$764,750	$641,553

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

The following table summarizes the Plan’s investments as of December 31, 2014, based on the valuation inputs (in thousands):

	Total	Level 1 Inputs	Level 2 Inputs
Registered investment companies:
Index funds	$270,928	$270,928	$–
Growth funds	138,669	138,669	–
Value fund	113,252	113,252	–
Balanced fund	106,681	106,681	–
Bond fund	5,216	5,216	–

Total registered investment companies	634,746	634,746	–

Common / Collective Trusts	372,008	–	372,008
Alternative GICs	250,963	–	250,963
Company Stock Fund	177,534	177,534	–
Traditional GICs	10,069	–	10,069
Cash and cash equivalents	9,757	9,757	–

Total	$1,455,077	$822,037	$633,040

NOTE 4 – INVESTMENT IN MASTER TRUST

All of the Plan’s investments are in a Master Trust, which was established for the investment of assets of the Plan and of the Non-Salaried Plan of BNSF Railway Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. For the Plan years ended December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 37% and 38%, respectively.

The following table presents the fair values of investments in the Master Trust (in thousands):

	As of December 31,
	2015	2014

Investments, at fair value:

Registered investment companies	$1,637,507	$1,721,494

Common / Collective Trusts	1,085,917	1,057,139

Alternative GICs	614,949	586,099

Company Stock Fund	385,952	466,726

Traditional GICs	24,860	23,516

Cash and cash equivalents	30,438	22,787

	$3,779,623	$3,877,761

At December 31, 2015, the following investments in the Master Trust represent 5% or more of net assets available for benefits: Vanguard Institutional Index Fund Institutional Plus Shares, Vanguard Wellington Fund Admiral Shares, Vanguard Windsor II Fund Admiral Shares, Wellington Diversified Growth Portfolio, Company Stock Fund, and BNSF Fixed Fund.

At December 31, 2014, the following investments in the Master Trust represent 5% or more of net assets available for benefits: Vanguard Institutional Index Fund Institutional Plus Shares, Vanguard Wellington Fund Admiral Shares, Vanguard Windsor II Fund Admiral Shares, Wellington Diversified Growth Portfolio, Company Stock Fund, and BNSF Fixed Fund.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

Investment loss for the Master Trust was as follows (in thousands):

Year Ended December 31, 2015
Investment loss:

Net depreciation in fair value, Company Stock Fund	$(54,872)

Interest and dividend income	100,424

Net appreciation in fair value of common/collective trusts	3,937

Net depreciation in fair value of registered investment companies	(105,422)

$(55,933)

One of the Master Trust’s investments is a stable-value fund, which invests in traditional and alternative GICs, which are contracts between an issuer and the Plan that provide for a fixed return on principal amounts invested over a fixed period of time. GICs are valued at fair value and, as required by authoritative accounting guidance, the Statement of Net Assets Available for Benefits presents the fair value of the GIC as well as the adjustment from fair value to contract value.

Alternative GICs (a form of wrap contract) are typically paired with an underlying single or multiple high quality fixed income investment, fixed income mutual funds, or with units of a collective trust bond portfolio. The wrap contract is owned by the Plan while the underlying investments may or may not be owned by the Plan, depending on the contract. Wrap contracts are issued by insurance or financial services institutions. Investment gains and losses are amortized over the expected duration of the underlying investments of that contract through the calculation of an interest rate applicable to the contract on a prospective basis. The wrap contracts provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The wrap contract crediting rate is typically based on the current yield-to-maturity of the covered investments, plus or minus an amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is affected by the change in the annual effective yield-to-maturity of the underlying securities, and is also affected by the differential between the contract value and the market value of the covered investments. In addition, changes in duration from reset period to reset period can affect the crediting rate.

Certain events can limit the ability of the Plan to transact at contract value. Such events can include, but are not limited to, the following: (i) complete or partial Plan termination or merger with another plan; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of BNSF or other BNSF events (e.g., divestitures or spin-off of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan or Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Investment contracts generally impose conditions on the Plan. If an event of default occurs and is not cured, the issuer may terminate the contract. These events may include: (i) a breach of material obligation under the contract; (ii) a material misrepresentation; or (iii) a material amendment to the Plan agreement that is not approved and accepted by the issuer. The Plan may terminate wrap contracts at any time with notice, subject to certain conditions. Other than for reasons of Plan default, wrap contract issuers may generally only terminate contracts upon the completion of certain contract requirements, such as completion of a specified period of time.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average yields for GICs and Alternative GICs	2015	2014

Based on actual earnings	2.12%	2.11%
Based on interest rate credited to participants	1.86%	1.83%

Net assets, net investment income and gains and losses are allocated to participating plans based on number of units owned.

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Plan investments held in the Master Trust are shares of mutual funds managed by the Trustee. The Plan also invests in the Class B common stock of Berkshire through the Company Stock Fund, which is also held in the Master Trust. The Master Trust recorded purchases of $32 million and sales of $59 million of Berkshire Class B common stock during the year ended December 31, 2015. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Administrative expenses of the Plan, except for certain participant loan fees and Qualified Domestic Relations Order fees, are paid by BNSF. For the year ended December 31, 2015, BNSF paid $325 thousand in administrative expenses on behalf of the Plan.

NOTE 6 – INCOME TAX STATUS

The Internal Revenue Service determined and informed BNSF by letter dated September 7, 2012 that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended since receiving the determination letter; however, the Plan Administrator and tax counsel believe the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with IRC Section 401(k), amounts deducted from participants’ salaries as before-tax contributions are not income taxable to the participants until withdrawn or distributed. Non-Roth after-tax contributions are not subject to taxation upon withdrawal or distribution. Roth after-tax contributions and earnings are not subject to taxation upon withdrawal or distribution.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements of the Plan include distributions to participants as deductions when paid. The Department of Labor requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an asset. Additionally, the Department of Labor requires net assets available for benefits to be reported at fair value on Form 5500. Plan financial statements report net assets available for benefits at contract value.

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 (in thousands):

	As of December 31,
	2015	2014
Net assets available for benefits from the financial statements	$1,432,373	$1,477,132
Participant loans reduced by current year deemed distributions	(139)	(194)
Participant loans reduced by deemed distributions in prior years and currently outstanding	(873)	(732)
Adjustment from contract value to fair value for interest in BNSF 401(k) Plans Master Trust relating to fully benefit-responsive investment contracts	3,327	5,494

Net assets available for benefits from the Form 5500	$1,434,688	$1,481,700

The following is a reconciliation of the change in net assets available for benefits from the financial statements to the Form 5500 (in thousands):

Year Ended December 31, 2015
Net decrease in assets available for benefits per the financial statements	$(44,759)
Deemed distribution of participant loans for the current year	(139)
Deemed distributions of participant loans for prior year	53
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(2,167)

Net decrease in net assets available for benefits per the Form 5500	$(47,012)

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

(Dollars in thousands)

EIN 27-1754839

Attachment to Form 5500, Schedule H, Line 4i: (in thousands)	Plan # 002

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower or Similar	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or	Current Value
	Party	Maturity Value

*	BNSF 401(k) Plans Master Trust	Investment in Master Trust	$1,406,303

*	Participant Loans	Interest rates of 4.25% - 10.50% with maturities from less than one year to fifteen years	28,412

	Total assets held for investment purposes		$1,434,715

* Represents a party-in-interest, as defined by ERISA.

Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure of cost information is required.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Burlington Northern Santa Fe Investment and Retirement Plan

By: /s/ Riz Chand

Riz Chand
Vice President and Chief Human Resources Officer

Date: June 20, 2016

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

EXHIBIT INDEX

Exhibit No.		Page No.

23.1	Consent of Whitley Penn LLP	17